

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Eric Schiffer
Chief Executive Officer
99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

> **Re:** **99 Cents Only Stores**
> **Form 10-K for the Fiscal Year Ended March 27, 2010**
> **Filed May 27, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 26, 2010**
> **File No. 001-11735**

Dear Mr. Schiffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your responses and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 27, 2010

Item 6. Selected Financial Data, page 23

1. We note your disclosure in footnote (b) that the change in comparable store sales compares net sales for all stores open at least 15 months. Please explain to us and clarify your disclosures on how you handle stores relocated or renovated in the comparable store sales calculation during the period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 25

2. We note your inventory balance has increased by approximately $19.3 million from fiscal year 2009 while the number of operating stores has remained relatively constant during the same period. In this regard, please explain to us and disclose in future filings the reasons or the underlying factors behind the increase in your inventory. Please also tell us and disclose how frequently you perform physical inventories at your retail stores and how you determine inventory valuation reserves for excess and obsolete inventory.

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 44

3. We note your disclosure on page 28 that you have various arrangements whereby you receive discounts, allowances and rebates from your vendors and suppliers. Please tell us, with a view toward expanded disclosure, whether such credits are based upon milestone achievements such as volume or sales of the vendors' products. If so, please clarify in your disclosure whether you recognize these rebates when the milestones are achieved or if you accrue for the reimbursements based on estimates. If you apply the accrual method, please tell us the factors you considered in determining the estimates. Refer to paragraphs 7 to 9 of FASB ASC 605-50-25. To the extent material, please also expand your disclosure in management's discussion and analysis to provide a discussion of the estimates accordingly.

Note 10. Texas Market, pages 65 and 66

4. We note your disclosure of the exit plan approved by the Board of Directors relating to the Texas retail store operations during fiscal 2009 and subsequent partial reversal by the Board of Directors of the decision based on improved performance of certain retail stores in Texas. Please provide us and revise your note disclosure to provide all of the disclosures as required by FASB ASC 420-10-50 for all periods presented.

Item 9A. Controls and Procedures

Changes in Internal Control Over Financial Reporting

5. We note your disclosure that "[d]uring the fourth quarter of fiscal 2010, the Company did not make changes that materially affected or are reasonably likely to materially affect its internal control over financial reporting, although the Company continued testing a

number of controls, including significant testing of its inventory controls." Please state clearly, as appropriate, that there were or were not changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and disclose any changes.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Elements of Compensation, page 17

6. We note that the Compensation Committee considered peer data compiled by Watson Wyatt. Please clarify whether you benchmarked compensation based on the information provided by Watson Wyatt. If so, please provide the information required by Item 402(b)(2)(xiv) of Regulation S-K and identify the companies comprising the peer group.

Annual Cash Bonuses, page 18 and Long-Term Incentives, page 19

7. We note that you have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your chief financial officer to earn his annual cash bonus in 2010 and executives to earn their long-term incentives. For example, you have not provided the targets related to profitability, income before taxes, and reductions in shrinkage and corporate expenses as a percentage of revenues. In addition, on page 19 under Long-Term Incentives, you state that "the PSU design incorporates a philosophy of awarding long term equity incentive compensation based on meeting profitability performance criteria and based on increases in the Company's stock price." Please disclose how the Compensation Committee calculated the company performance goals and how it measured these goals against actual performance to determine the amount of the annual cash bonus and long term incentives. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief